SembCorp Industries

Rule 12g3-2(b) File No. 825109

14 Novemeber 2002

02060158

SUPPL

02 DEC -3 AM 10:23

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 6356 3119 Fax: (65) 6352 2583 Website: http://www.sembcorp.com.sg

SEMBCORP INDUSTRIES LTD

ANNOUNCEMENT- EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2002

SembCorp Industries Ltd
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

EXTRAORDINARY GENERAL MEETING HELD ON NOVEMBER 13, 2002

Pursuant to Clause 904(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that at the Extraordinary General Meeting of the Company held on November 13, 2002, the proposed resolutions as set out in the Notices of the Extraordinary General Meeting pertaining to the following matters were duly passed, without any modification:

1) the proposed alterations to the Articles of Association of the Company

2) the proposed Share Issue Mandate; and

3) the proposed adoption of the New Shareholders Mandate for Interested Person Transactions.

November 14, 2002

BY ORDER OF THE BOARD

Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 14/11/2002 to the SGX